VIA EDGAR

February 23, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Voya Financial, Inc. and Voya Holdings Inc.

Registration Statement on Form S-3 (File No. 333-262924 )

Ladies and Gentlemen:

This letter is sent on behalf of Voya Financial, Inc. (“Voya Financial”) and Voya Holdings Inc. (“Voya Holdings” and, together with Voya Financial, the “Companies”) in connection with a Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Companies on the date hereof pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Companies hereby notify you that they shall not seek acceleration of the time of effectiveness of the Registration Statement pursuant to Rule 461 promulgated under the Securities Act until such time as the Voya Financial information called for by Part III of Form 10-K has been filed with the Commission. Voya Financial expects to file a Proxy Statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, which Proxy Statement will be incorporated by reference into its Annual Report on Form 10-K and the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 225-2650 or Elizabeth A. Chang at (212) 225-2652 with any questions or comments concerning this letter or the Registration Statement.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Craig B. Brod
Craig B. Brod, a Partner

Cc:	Trevor Ogle, Senior Vice President and Deputy General Counsel, Voya Financial, Inc.